EXHIBIT (12)

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2005	2004	2003	2002	2001
Excluding interest on deposits	3.17x	3.90x	3.91x	3.99x	4.04x
Including interest on deposits	2.00x	2.54x	2.54x	2.25x	1.89x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.
	Years ended December 31,
	2005	2004	2003	2002	2001
Income before income taxes	$230,227	$228,595	$233,150	$219,296	$199,355

Interest on deposits	$123,057	$69,947	$70,966	$101,950	$158,159
Borrowings and long-term debt	103,602	76,660	77,956	71,503	62,776
1/3 of net rental expense	2,652	2,140	2,183	1,757	2,722

Total fixed charges, including interest on deposits	$229,311	$148,747	$151,105	$175,210	$223,657

Total fixed charges, excluding interest on deposits	$106,254	$78,800	$80,139	$73,260	$65,498